                                  EXHIBIT 20.1


            CALIFORNIA AMPLIFIER ANNOUNCES RESTATED FINANCIAL RESULTS
         FOR FISCAL YEAR 2000 AND THE NINE MONTH INTERIM PERIOD OF 2001
                  AND PRELIMINARY RESULTS FOR FISCAL YEAR 2001

     Camarillo, CA - May 22, 2001 -- California Amplifier (Nasdaq: CAMPE) announced today that it has received the audit report from its independent auditors on the Company's restated financial statements for the fiscal year ended February 26, 2000. The Company expects to file with the Securities and Exchange Commission later today its amended Annual Report on 10-K/A for fiscal year ended February 26, 2000 and its amended quarterly reports on Form 10-Q/A for the periods ended May 29, 1999, August 28, 1999, November 27, 1999, May 27, 2000, August 26, 2000 and November 25, 2000.

          On March 29, 2001, the Company announced that during preparation for the Company's fiscal 2001 audit, its corporate controller had abruptly resigned and advised management by letter that he had made certain improper adjustments to the Company's accounting records that caused a reduction in recorded expenses. The results of the internal investigation revealed that the controller had reduced expenses through the posting of improper adjustments, and irregularities in the consolidation of its Hong Kong procurement subsidiary. The effect of such irregularities (and certain other less significant items uncovered as part of the restatement) was to understate the net loss for the year ended February 26, 2000 by approximately $3.7 million, and overstate net income for the nine months ended November 25, 2000 by approximately $1.8 million.

          As a result of the cumulative effect of the increase in net loss in fiscal year 2000 and the reduction in net income for the first nine months of fiscal 2001 in connection with the restatement, the Company reassessed the realizability of the deferred tax asset. The Company concluded that the deferred tax asset, specifically as it relates to the future tax deductibility for the exercise of non-qualified stock options, should be reduced for amounts previously recognized in fiscal years 2000 and 2001. Accordingly, deferred taxes and stockholders' equity were reduced by $5,800,000 in fiscal year 2000 and by an additional $3,775,000 for the nine months ended November 25, 2000. Of the $15,089,000 aggregate restatement to stockholders' equity at November 25, 2000, $9,575,000 is attributable to the reduction in the Company's deferred tax asset which did not affect the Company's statement of operations, nor the future tax deductibility related to these stock option exercises.


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          The effect of misstatements to the consolidated Statement of
     Operations for the year ended February 26, 2000 is as follows (in thousands):

                                                   AS ORIGINALLY       RESTATEMENT          AS
                                                        REPORTED       ADJUSTMENTS        RESTATED
                                                   -------------       -----------        --------
              Sales                                     $ 85,628          $    222       $ 85,850
              Cost of sales                               62,197             5,816         68,013
              Gross profits                               23,431           (5,594)         17,837
              Operating expenses                          15,610               202         15,812
              Other income (expense), net                (9,998)                65        (9,933)
              Loss before taxes                          (2,177)           (5,731)        (7,908)
              Benefit from income taxes                      784             2,060          2,844
              Net loss                                  $(1,393)          $(3,671)       $(5,064)
              Net loss per share -
                Basic and Diluted                       $  (.12)          $  (.30)       $  (.42)

          The effect of misstatements to the consolidated Statement of Operations for the nine months ended November 25, 2000 is as follows (in thousands):

                                                   AS ORIGINALLY       RESTATEMENT          AS
                                                        REPORTED       ADJUSTMENTS        RESTATED
                                                   -------------       -----------        --------
              Sales                                     $ 98,950          $  (788)       $ 98,162
              Cost of sales                               74,957             2,185         77,142
              Gross profit                                23,993           (2,973)         21,020
              Other income (expense), net                  (532)              (93)          (439)
              Income before tax                           10,393           (2,880)          7,513
              (Provision for) benefit from
                income taxes                             (3,741)           (1,037)        (2,704)
              Net income                                $  6,652           (1,843)       $  4,809
              Net income per share -
                Basic                                   $    .50          $  (.14)       $    .36
                Diluted                                 $    .47          $  (.13)       $    .34

          The effect of misstatements to the consolidated Balance Sheet as of November 25, 2000 giving effect to the cumulative adjustments for both fiscal periods described above is as follows:

                                                                AS OF NOVEMBER 25, 2000
                                                   -----------------------------------------------
                                                   AS ORIGINALLY       RESTATEMENT          AS
                                                        REPORTED       ADJUSTMENTS        RESTATED
                                                   -------------       -----------        --------
              Cash and cash equivalents                 $  6,173          $  (968)       $  5,205
              Accounts receivable, net                    16,582             (179)         16,403
              Inventories                                 16,724               424         17,148
              Deferred tax asset                           8,842           (6,320)          2,522
              Property and equipment,
                net                                       11,037             (490)         10,547
              Other assets                                   452             (123)            329
              Accounts payable                             6,280             7,110         13,390
              Accrued liabilities                          7,513               322          7,835
              Stockholders' equity                        44,449          (15,089)         29,360

          The Company's investigation into the circumstances surrounding the controller's resignation and the financial statement misstatements revealed no indication that there was any misappropriation of cash or other assets or that the management of the Company was aware of any of the actions of the controller.

          Trading in the common stock was halted by NASDAQ after its independent auditors withdrew its audit report with respect to the Company's financial statements for the fiscal year ended February 26, 2000. The Company has a hearing scheduled on May

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     25, 2001 at NASDAQ with respect to the continued listing of its common stock on NASDAQ. NASDAQ has not informed the Company whether or under what circumstances NASDAQ would permit the common stock to resume trading.

          The Company's preliminary unaudited results for the fourth quarter and fiscal year 2001 indicate sales of approximately $27.0 million and $125.0 million, respectively, and net income per diluted share of $0.03 and $0.37, respectively. In addition, as of March 3, 2001 the Company had cash and cash equivalents of approximately of $10.3 million, primarily as a result of reducing accounts receivable and inventory, offset by a significant reduction in accounts payable during the fourth quarter.

          In addition, Mr. John Bates has joined the Company as corporate controller. He has over twenty-five years experience in accounting and finance, with the last eleven years in electronic manufacturing.

          California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

          Forward looking statements in this press release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, product demand, market growth, new competition, new technologies, the internal financial investigation, litigation and related matters, and other risks and uncertainties that are detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from the Company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                       ###

     For more information contact:
     Michael Ferron
     Chief Financial Officer
     California Amplifier, Inc.
     805/987-9000
     mferron@calamp.com

     mferron@calamp.com